ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 18 SEPTEMBER 2009	OTCBB Code: OBTLY

ORBITAL SOURCES MOTONIC FOR AUSTRALIAN LPG SYSTEM BUSINESS

PERTH, AUSTRALIA – 18 September 2009: Orbital Corporation Limited (ASX: OEC – ‘Orbital’), through its LPG business Orbital Autogas Systems, has signed a Memorandum of Understanding with Motonic Corporation (‘Motonic’) of Korea to source Motonic LPG components for the Australian and New Zealand LPG autogas markets. Motonic components will form part of the Liquid LPG systems that Orbital has been contracted to supply to Ford Australia and other customers.

Motonic, the world’s largest supplier of LPG autogas components, is a Tier 1 supplier of LPG autogas systems to the Hyundai / Kia Group, the world’s largest producer of LPG vehicles.

Orbital Autogas Systems Managing Director, Tony Fitzgerald, commented “The combination of Orbital’s local manufacturing and engineering expertise, combined with Motonic’s proven quality and high volume manufacturing track record will open up new LPG system supply opportunities.”

“We have commenced sourcing components from Motonic for our retrofit business and look forward to  expanding our relationship to procure components for OEM applications in 2010.” added Mr Fitzgerald.

ENDS

CONTACTS	Mr Terry Stinson Chief Executive Officer Mr Tony Fitzgerald Orbital Autogas Systems Managing Director	Telephone +61 8 9441 2311 Email Info@orbitalcorp.com.au Websites: www.orbitalcorp.com.au www.orbitalautogas.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.